June 5 , 2008

Alberta Securities Commission
Autorité des Marchés Financiers du Québec
British Columbia Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
Saskatchewan Financial Services Commission, Securities Division
Securities Commission of Newfoundland and Labrador
The Manitoba Securities Commission
Registrar of Securities, Government of Northwest Territories
Registrar of Securities, Government of Nunavut
Registrar of Securities, Government of the Yukon Territory
Toronto Stock Exchange
Northgate Minerals Corporation

Dear Sirs/Mesdames:

Re:

Northgate Minerals Corporation ("Northgate")
Consent of Qualified Person

The undersigned hereby consents to the public filing of the technical report titled "Technical Report on Stawell Gold Mines, Victoria, Australia" dated March 28, 2008 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Annual Information Form of Northgate filed on May 16, 2008 (the "AIF"). The undersigned hereby further consents to the publication and use of the Technical Report by Northgate on its website or in connection with its business.

The undersigned hereby confirms that the undersigned has read the AIF and that it fairly and accurately represents the information in the Technical Report.

Yours truly,

/s/ Glenn Miller
Glenn Miller
MAusIMM